

August 23, 2011

Via E-mail
Warren Hosseinion, MD, Chief Executive Officer
Apollo Medical Holdings, Inc.
450 North Brand Blvd., Suite 600
Glendale, California 91203

      **Re:**    **Apollo Medical Holdings, Inc.**
             **Form 10-K for Fiscal Year Ended**
             **January 31, 2011**
             **Filed May 16, 2011**
             **File No. 000-25809**

Dear Dr. Hosseinion:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2011

Description of Business, page 3

Organizational History, page 4

1. We note the June 13, 2008 merger between Siclone Industries, Inc., Apollo Acquisition Co., Inc., Apollo Medical Management, Inc. and the shareholders of Apollo Medical Management, Inc. Please file the Plan of Merger and related agreements as exhibits in an amended Form 10-K.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 18

Critical Accounting Policies and Estimates, page 19

2. We note on page F-10 that an allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible, based upon historical experience and management's evaluation of outstanding accounts receivable at each quarter end. We further note that accounts receivable was $704,971 and $457,517 at January 31, 2011 and 2010, respectively, net of an allowance for doubtful accounts of $34,746 and $110,976 at January 31, 2011 and 2010, respectively. Please revise to describe your accounting policy and methodology used to estimate the allowance for doubtful accounts, and explain the factors that attributed to the significant reduction in the allowance for doubtful accounts at January 31, 2011 compared to 2010. Refer to ASC 310-10-50-9.

Revenue Recognition, page 19

3. We note on page F-8 that you recognize Case Rate, Hourly and Capitation revenue when persuasive evidence of an arrangement exists, service has been rendered, the service rate is fixed or determinable, and collection is reasonable assured. We further note that you record Fee for Service revenues at amounts reasonably assured to be collected, that the determination of reasonably assured collections is based on historical Fee for Service collections as a percent of billings, and that the provisions are adjusted to reflect actual collections in subsequent periods. Please revise your revenue recognition disclosures to include the following information:

   a. the nature and terms of each significant revenue-generating transaction, including the details of any contractual discounts;

   b. your process for determining the reasonably assured collections for purposes of estimating Fee for Service revenues;

   c. the specific revenue recognition policy for each type of transaction, including the manner in which revenue is recognized and how any contractual discounts affect revenue recognition; and

   d. an explanation of how the policy complies with SAB Topic 13

4. Please tell us the percentage of billings that you used to estimate the fee for service revenues recorded for the fiscal years ended January 31, 2011 and 2010, and the fiscal quarters ended April 30, 2011 and 2010. Also quantify for us the amount of adjustments that you recorded in each period to reflect actual collections. To the extent that the adjustments to reflect actual collections are material, also tell us how you considered these adjustments in your determination that the fee is fixed or determinable; and collectability is reasonably assured.

Fiscal Year Ended January 31, 2011 compared to Fiscal Year Ended January 31, 2010, page 20

5.  We note that you provide multiple business reasons for the increase of cost of services, and decrease of general and administrative expenses in fiscal year ended January 31, 2011.  To the extent practicable, please revise to quantify the significant factors that contributed to the period to period changes discussed within your results of operations for the periods presented.  Refer to Item 303(a) of Regulations S-K and FRC 501.04 for additional guidance.

Liquidity and Capital Resources, page 20

6.  We note the explanatory paragraph in the auditor report that indicates there is substantial doubt about your ability to continue as a going concern (page F-2), and the going concern footnote to your January 31, 2011 financial statements (page F-9).  Please expand the liquidity and capital resources section to include disclosure of the going concern and management's plans for overcoming your financial difficulties, as applicable, including your cash requirements for the next twelve months and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Refer to Section 607.02 of the Financial Reporting Codification for further guidance.

Item 9A. Controls and Procedures, page 21

Management's Report on Internal control Over Financial Reporting, page 21

7.  We note on page 22 that, "as of January 31, 2011, the effectiveness of [your] controls and procedures over financial accounting and reporting are insufficient."  Please revise to clearly state that your internal control over financial reporting is not effective.

8.  We note the three material weaknesses that you have identified, and that the lack of review and supervision procedures for financial reporting functions represented a material weakness due to the significant number of audit adjustments.  We further note that the Company is taking steps to improve the timeliness and accuracy of its financial information, including the hiring of additional employees to facility proper segregation of duties.  Please revise to include the following disclosures with respect to each material weakness, pursuant to Section II.B.3 of SEC Release No. 33-8810:

    a.  further describe the impact that each material weakness had on your financial reporting and control environment for each period presented, including the impact of the audit adjustments; and

    b.  disclose management's plans for remediating each material weakness and the specific action(s) taken for each period presented; and

Also revise to include these enhanced material weakness disclosures in your April 30, 2011 Form 10-Q.

Directors, Executive Officers and Corporate Governance, page 23

9.  Revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  See Item 401(e) of Regulation S-K.

Employment Agreements, page 25

10. File any employment or consulting agreements with your executive officers with your next amendment or advise.  If you have agreements in addition to those discussed on page 25, disclose the material terms of those under this heading.  In this regard, we note the disclosure in footnote 1 on page 26.

Outstanding Equity Awards at Fiscal Year-End, page 25

11. Please amend to provide the table required by Item 404(p) of Regulation S-K, or advise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 23

12. Please revise to provide all disclosure required by Items 405(a)(1)-(2) of Regulation S-K.

Signatures

13. Please confirm that, in addition to being signed by the company's principal executive officer and principal financial officer, future filings on Form 10-K will be signed by the company's principal accounting officer.  See Form 10-K, General Instructions D(2)(a).

Exhibits

14. We are unable to locate your bylaws.  Please amend you exhibit index to reflect the location of your bylaws or advise.  In addition, we note that exhibits 4.2, 10.2, 10.3 and 10.4 are missing exhibits, schedules or attachments.  Please file these agreements in their entirety with your next amendment or advise.  See Item 601(b)(10) of Regulation S-K or advise.

Consolidated Balance Sheets, page F-3

15. We note that you recorded the AMH ownership interest as a non-controlling interest of $228,115 at April 30, 2011, January 31, 2011 and January 31, 2010, and that there were no changes in this account since January 31, 2009.  We further note that you do not present the amounts of net loss attributable to the parent and the non-controlling interest.  Please tell us your ownership interest in AMH as of each period end, and describe to us the nature of the non-controlling interest.  Also explain to us how you considered the ASC 810-10-50-1A disclosures requirements for less-than-wholly-owned subsidiaries.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Basis of Consolidation, page F-7

16. We note that your financial statements reflect the consolidation of AMM and AMH in accordance with EITF 97-2. We further note that AMH is 100% owned by Dr. Hosseinion and Dr. Vazquez who are officers and directors of Apollo (page 26). Please further explain to us your basis of presentation, including how you account for the management services agreements with AMH and AMA. Also provide us with a robust analysis that supports your consolidation policy, and includes the current accounting guidance under the FASB Accounting Standards Codification that you are relying upon for the basis of your conclusions.

Income Taxes, page F-8

17. Please revise to provide all income tax disclosures for public entities required by FASB ASC 740-10-50, including the tax rate reconciliation and unrecognized tax benefit disclosures in FASB ASC 740-10-50-12 and 50-15, respectively.

Fair Value of Financial Instruments

18. Please revise to identify your financial instruments, and provide the disclosures required by FASB ASC 825-10-50-10. Also revise your April 30, 2011 Form 10-Q to provide such information.

14. Stockholder's Equity, page F-12

Warrants outstanding, page F-13

19. We note the circumstances in which the exercise price of the warrants may be adjusted under Section 11 of Exhibit 4.2. Please tell us your accounting policy for your warrants. Also further describe to us how the exercise price is adjusted under Section 11(c), and provide us with your analysis of ASC 815-40-15 that you used as the basis for your accounting policy.

Form 10-Q for the Fiscal Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 6

16.   Acquisition, page 13

20. We note the acquisition date fair value of the acquisition-related contingent consideration of $367,500 (1,750,000 shares), which was based on the probability of the achievement of the gross revenues and EBITDA targets of AHI and an affiliated entity (the "Aligned Division").  We further note that AHI's operations commenced immediately prior to your February 15, 2011 acquisition, and that AHI incurred a net loss of $33,621 during the quarter ended April 30, 2011.  Please revise to identify the affiliated entity that comprises the Aligned Division with AHI, and disclose the EBITDA targets for the Aligned Division.  Also explain to us how you determined the contingent consideration of $367,500 (1,750,000 shares) at the acquisition date given that AHI had no operations prior to your acquisition.

21. We note that you allocated the entire AHI purchase price of $577,500 to intangible assets. Please advise us of the following:

   a.   further explain to us what the intellectual property and technical know-how intangible assets of $577,500 represent;

   b.   tell us the useful life of these intangible assets, and explain to us the pertinent factors that you considered to determine the useful life.  Refer to ASC 350-30-35-3;

   c.   tell us your policy for testing intangible assets for impairment; and

   d.   revise to provide the required ASC 350-30-50 disclosures, as applicable to your intangible assets.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director